AFFINITY MEDIA INTERNATIONAL CORP.
11601 Wilshire Blvd., Ste. 1500
Los Angeles, CA 90025

May 8, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director

Re:	Affinity Media International Corp.
Registration Statement on Form 8-A
OTCBB
SEC File No. 333-128707

Dear Sir:

Affinity Media International Corp., a Delaware corporation (the "Registrant") pursuant to Rule 12(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby requests acceleration, simultaneously with the effectiveness of the Registrant’s registration statement on Form S-1, as amended (File No. 333-128707), of the effective date of the above referenced Registration Statement on Form 8-A filed by the Registrant on May 8, 2006, seeking registration under Section 12(g) of the Exchange Act of (i) the Registrant's Common Stock, $.0001 par value, (ii) the Registrant’s Common Stock Purchase Warrants, and (iii) the Registrant’s Units (comprising one share of Common Stock and two Common Stock Purchase Warrants). The Common Stock, the Common Stock Purchase Warrants and the Units will trade on the OTC Bulletin-Board .

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ Peter Engel
Peter Engel
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.